UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2012

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

# NEWS RELEASE

bhpbilliton
resourcing the future

**Release Time** IMMEDIATE

**Date** 18 April 2012

**Number** 11/12

## BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT FOR THE QUARTER ENDED 31 MARCH 2012

This report covers the Group's exploration and development activities for the March 2012 quarter. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

## Development

BHP Billiton's commitment to developing its portfolio of high return growth projects, diversified by commodity, geography and market was further reinforced by the approval of additional investment in its world class Base Metals, Iron Ore and Petroleum businesses.

During the March 2012 quarter, BHP Billiton announced approval of the US$2.2 billion (BHP Billiton share) Escondida Organic Growth Project 1 (OGP1) which involves the replacement of an existing concentrator and allows access to valuable, higher grade ore. BHP Billiton also approved the US$414 million (BHP Billiton share) Escondida Oxide Leach Area Project (OLAP).

In addition, pre-commitment expenditure of US$779 million (BHP Billiton share) for the proposed Western Australia Iron Ore (WAIO) Outer Harbour development was approved. This funding will enable feasibility studies to progress, the procurement of long lead time items and for dredging to begin, subject to the necessary regulatory approvals.

On 11 April 2012, BHP Billiton also approved pre-commitment funding of US$708 million (BHP Billiton share) for the Mad Dog Phase 2 project in the deepwater Gulf of Mexico which will facilitate detailed engineering and the procurement of long lead time items related to the hull, topsides and subsea equipment.

The Worsley Efficiency & Growth project will no longer be reported in future Exploration and Development Reports as it achieved first production in the March 2012 quarter and is 98 per cent complete.

BHP Billiton's Onshore US drilling and development expenditure totalled US$2.2 billion for the nine months ended March 2012.

| Project and ownership | Share of approved capex (US$m) | Initial production target date | Production capacity (100%) | Quarterly progress |
|---|---|---|---|---|
| Petroleum projects | | | | |
| Macedon (Australia) 71.43% Gas | 1,050 | CY13 | 200 million cubic feet gas per day. | On schedule and budget. The overall project is 57% complete. |

| Project and ownership | Share of approved capex (US$m) | Initial production target date | Production capacity (100%) | Quarterly progress |
|---|---|---|---|---|
| Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids | 900 | CY12[(a)] | 10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day. | On revised schedule and budget. The overall project is 92% complete. |
| Bass Strait Turrum (Australia) 50% Gas/Gas Liquids | 1,350 | CY13 | 11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day. | On revised schedule and budget. The overall project is 78% complete. |
| North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG | 850 | CY13 | 2,500 million cubic feet gas per day. | On budget. Steady state production remains on track for CY13. The overall project is 87% complete. |
| North West Shelf Greater Western Flank-A (Australia) 16.67% LNG | 400 | CY16 | To maintain LNG plant throughput from the North West Shelf operations. | On schedule and budget. The overall project is 9% complete. |
| Minerals projects | | | | |
| Worsley Efficiency & Growth (Australia) 86% Alumina | 2,995 | Q1 CY12 | 1.1 million tpa of additional alumina. | First production was achieved in Q1 CY12 and ramp up is underway. The overall project is 98% complete. |
| Antamina Expansion (Peru) 33.75% Copper | 435 | Q1 CY12 | Increases ore processing capacity to 130,000 tpd. | Commissioning of the SAG mill and first production was achieved in Q1 CY12. The overall project is 90% complete. |
| Escondida Ore Access (Chile) 57.5% Copper | 319 | Q2 CY12 | The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore. | On schedule and budget. The overall project is 85% complete. |
| Escondida Organic Growth Project 1 (Chile) 57.5% Copper | 2,207 | H1 CY15 | Replaces the Los Colorados concentrator with a new 152,000 tpd plant. | Approval announced. See News Release dated 14 February 2012. |
| Escondida Oxide Leach Area Project (Chile) 57.5% Copper | 414 | H1 CY14 | New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity. | Approval announced. See News Release dated 14 February 2012. |
| EKATI Misery Open Pit Project (Canada) 80% Diamonds | 323 | CY15 | Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005. | On schedule and budget. The overall project is 22% complete. |

BHP Billiton Exploration and Development Report for the quarter ended 31 March 2012 2

| Project and ownership | Share of approved capex (US$m) | Initial production target date | Production capacity (100%) | Quarterly progress |
|---|---|---|---|---|
| WAIO Jimblebar Mine Expansion (Australia) 96% Iron Ore | 3,300[b] | Q1 CY14 | Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa. | On schedule and budget. The overall project is 27% complete. |
| WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore | 1,900[b] | H2 CY12 | Increases total inner harbour capacity to 220 million tpa with debottlenecking opportunities to 240 million tpa. | On schedule and budget. The overall project is 49% complete. |
| WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore | 1,400[b] | H2 CY14 | Optimises resource and enhances efficiency across the WAIO supply chain. | On schedule and budget. The overall project is 16% complete. |
| WAIO Orebody 24 (Australia) 85% Iron Ore | 698 | H2 CY12 | Maintains iron ore production output from the Newman Joint Venture operations. | On schedule and budget. The overall project is 12% complete. |
| Samarco Fourth Pellet Plant (Brazil) 50% Iron Ore | 1,750 | H1 CY14 | Increases iron ore pellet production capacity by 8.3 million tpa to 30.5 million tpa. | On schedule and budget. The overall project is 30% complete. |
| Daunia (Australia) 50% Metallurgical Coal | 800 | CY13 | Greenfield mine development with capacity to produce 4.5 million tpa of export metallurgical coal. | On schedule and budget. The overall project is 40% complete. |
| Broadmeadow Life Extension (Australia) 50% Metallurgical Coal | 450 | CY13 | Increases productive capacity by 0.4 million tpa and extends life of the mine by 21 years. | On schedule and budget. The overall project is 62% complete. |
| Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal | 1,250[b] | CY14 | Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability. | On schedule and budget. The overall project is 40% complete. |
| Caval Ridge (Australia) 50% Metallurgical Coal | 2,100[b] | CY14 | Greenfield mine development and expansion of the Peak Downs Mine with capacity to produce 8.0 million tpa of export metallurgical coal. | On schedule and budget. The overall project is 33% complete. |

BHP Billiton Exploration and Development Report for the quarter ended 31 March 2012 3

| Project and ownership | Share of approved capex (US$m) | Initial production target date | Production capacity (100%) | Quarterly progress |
|---|---|---|---|---|
| RX1 Project (Australia) 100% Energy Coal | 400 | H2 CY12 | Increases run-of-mine thermal coal production by approximately 4 million tpa. | On schedule and budget. The overall project is 78% complete. |
| Cerrejon P40 Project (Colombia) 33.3% Energy Coal | 437 | CY13 | Increases saleable thermal coal production by 8 million tpa to approximately 40 million tpa. | On schedule and budget. The overall project is 21% complete. |
| Newcastle Third Port Project Stage 3 (Australia) 35.5% Energy Coal | 367 | CY14 | Increases total coal terminal capacity from 53 million tpa to 66 million tpa. | On schedule and budget. The overall project is 21% complete. |

## Minerals exploration

Greenfield exploration continued on copper targets in South America, nickel and copper targets in Australia, and iron ore and potash in a number of regions globally.

For the nine months ended March 2012, BHP Billiton spent US$785 million on minerals exploration, of which US$668 million was expensed.

## Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2012.

| Well | Location | BHP Billiton equity | Status |
|---|---|---|---|
| Gunflint-3 | Gulf of Mexico MC948 | 11.2% (Noble operator) | Drilling ahead |
| Julong Centre | Brunei Block CA-01 | 22.5% (Total operator) | Plugged and abandoned Dry hole |
| Julong East | Brunei Block CA-01 | 22.5% (Total operator) | Hydrocarbons encountered Drilling ahead |
| Jujur-1 | Sabah Malaysia Block N | 60% (Operator) | Plugged and abandoned Dry hole |
| N. Scarborough | Offshore Western Australia WA-346-P | 100% (Operator) | Plugged and abandoned Hydrocarbons encountered |
| Tallaganda-1 | Offshore Western Australia WA-351-P | 55% (Operator) | Hydrocarbons encountered Drilling ahead |

Petroleum exploration expenditure for the nine months ended March 2012 was US$925 million, of which US$409 million was expensed. Our guidance for petroleum exploration expenditure for the 2012 financial year is US$1.4 billion, including the Onshore US exploration program. Onshore US Permian Basin appraisal activities for the March 2012 quarter included the successful completion and testing of six wells with commercial rates.

This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2012.

BHP Billiton Exploration and Development Report for the quarter ended 31 March 2012 4

(a) Facilities ready for first production pending resolution of mercury content. (b) Excludes announced pre-commitment funding. Further information on BHP Billiton can be found at: www.bhpbilliton.com Media Relations Investor Relations Australia Australia Antonios Papaspiropoulos James Agar Tel: +61 3 9609 3830 Mobile: +61 477 325 803 Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: Antonios.Papaspiropoulos@bhpbilliton.com email: James.Agar@bhpbilliton.com Kelly Quirke Andrew Gunn Tel: +61 3 9609 2896 Mobile: +61 429 966 312 Tel: +61 3 9609 3575 Mobile: +61 439 558 454 email: Kelly.Quirke@bhpbilliton.com email: Andrew.Gunn@bhpbilliton.com Fiona Martin United Kingdom and South Africa Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com Brendan Harris United Kingdom Tel: +44 20 7802 4131 Mobile: +44 7990 527 726 email: Brendan.Harris@bhpbilliton.com Ruban Yogarajah Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 Tara Dines email: Ruban.Yogarajah@bhpbilliton.com Tel: +44 20 7802 7113 Mobile: +44 7825 342 232 Email: Tara.Dines@bhpbilliton.com Americas Americas Jaryl Strong Tel: +1 713 499 5548 Mobile: +1 281 222 6627 Scott Espenshade email: Jaryl.Strong@bhpbilliton.com Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com BHP Billiton Limited ABN 49 004 028 077 BHP Billiton Plc Registration number 3196209 Registered in Australia Registered in England and Wales Registered Office: 180 Lonsdale Street Registered Office: Neathouse Place Melbourne Victoria 3000 Australia London SW1V 1BH United Kingdom Tel +61 1300 55 4757 Fax +61 3 9609 3015 Tel +44 20 7802 4000 Fax +44 20 7802 4111 Members of the BHP Billiton Group which is headquartered in Australia BHP Billiton Exploration and Development Report for the quarter ended 31 March 2012 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 18, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary